Pacific Life Funds NSAR 03-31-14
Exhibit 77H


Changes in Control of Registrant for PL Diversified Alternatives Fund:

On December 31, 2013, there was a change in control with respect to one series of the Registrant from an increase in Pacific Life Insurance Company's percentage ownership. This increase in ownership was a result of a purchase of shares held in the PL Diversified Alternatives Fund. Control is determined by 25% ownership in any fund.


Fund				        Date	        Percentage Ownership

PL Diversified Alternatives Fund        12/31/2013              <25%
					1/1/2014 and after      >25%